Mail Stop 4561

September 5, 2008

Ms. Pathie E. McKee
Executive Vice President and Chief Financial Officer
ViewPoint Financial Group
1309 W. 15th Street
Plano, TX 75075

       Re: ViewPoint Financial Group
            Form 10-K for the Fiscal Year Ended December 31, 2007
            Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and
            June 30, 2008
            File No. 001-32992

Dear Ms. McKee:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            John P. Nolan
            Senior Assistant Chief Accountant